Exhibit 99.2

Invitation
Annual General Meeting of Shareholders
Prosensa Holding N.V.
Leiden, 19 May 2014

Dear Shareholder,

On behalf of Prosensa Holding N.V. (“Prosensa”) it is a pleasure to invite you to attend the General Meeting of Shareholders (“AGM”) on Tuesday June 17, 2014. The meeting will be held at the offices of Prosensa at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands. The meeting will start at 14:00 hrs. CET.

The business to be conducted at this AGM is set out in the agenda together with the explanatory notes to the agenda and the curriculum vitae of Michael S. Wyzga. You can find the agenda and other related documents and information regarding registration and voting by proxy on our website at http://ir.prosensa.eu/. They are also available for inspection at the offices of Prosensa.

The meeting can be attended through an audio webcast via our website www.prosensa.com. However, shareholders cannot vote their shares through the audio webcast. Shareholders who wish to vote their shares but do not plan to attend the meeting in person should provide a proxy as instructed on our website.

Shareholders may attend the meeting if (i) they hold shares in Prosensa on May 20, 2014 (the "Record Date") and (ii) have given notice in writing to Prosensa prior to June 11, 2014 of their intention to attend the meeting. The notice should contain the name and number of shares the person will represent in the meeting.

Registered holders
A shareholder whose ownership is registered directly in Prosensa’s shareholder register and who wishes to be represented by a proxy must submit a signed proxy to Prosensa before or on June 11, 2014. These shareholders or their representatives will receive a confirmation of receipt of proxy from Prosensa.

Prosensa Holding N.V.
J.H. Oortweg 21, 2333 CH Leiden, The Netherlands
Correspondence  address : P.O. Box 281, 2300 AG Leiden, The Netherlands
T: +31 (0)71 33 22 100  F: +31 (0)71 33 22 088  Email: info@prosensa.nl  www.prosensa.com
Chamber of Commerce: The Hague 28076693  VAT NL8065.24.753.B01

Beneficial Owners
Shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”) must have their financial intermediary or their agent with whom the shares are held issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify Prosensa of their intention to attend the general meeting by submitting their name and number of shares beneficially owned in writing to Prosensa prior to June 11, 2014, and (ii) bring the proxy received from their financial intermediary to the meeting.

A Beneficial Owner who wishes to be represented by a proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on behalf of such Beneficial Owner.
Shareholders or their proxies may be requested to provide proof of identity before and during the meeting.

For further information, please contact Celia Economides, Senior Director IR & Corporate Communications of Prosensa at +1 917 941 9059 or via email c.economides@prosensa.nl

I look forward to your participation on June 17, 2014 at Prosensa’s offices at J.H. Oortweg 21, Leiden, The Netherlands.

Yours sincerely,

J.G.C.P. Schikan
Chief Executive Officer

Prosensa Holding N.V.
T: +31 (0)71 33 22 100 F: +31 (0)71 33 22 088 Email: info@prosensa.nl www.prosensa.com